                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2010

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Milan, 24 February 2010

With regard to events concerning Sparkle, a company 100% owned by Telecom Italia and the consequent legal proceedings, from an preliminary review of the 1,600 page court order served on Sparkle, it appears that the inquiries refer to a case already known to the company which was the subject of internal inquiries and audits carried out in July 2007.

In the notes to the FY 2007 consolidated financial statements Telecom Italia disclosed that Sparkle had been the subject of investigations by the judicial authorities concerning alleged VAT fraud by a supplier operating in "Premium" telecommunications services. Besides collaborating with the investigating authorities, as a precautionary measure Sparkle broke off all commercial relations with the subjects under investigation.

With respect to Sparkle, the allegations refer to the period 2005-2007. Today, as a precautionary measure, the authorities have seized a sum of around €300 million of Sparkle's cash and borrowings, which the court says corresponds to the value of the alleged tax credit illegally accrued over the years in question.

The Sparkle Board of Directors, taking a prudent approach, has resolved not to proceed with the approval of its 31 December 2009 statements, since it must examine in full the very large quantity of documentation received in order to arrive at an accurate picture and assessment of the situation.

Given the impossibility of fully appraising Sparkle's results at present, Chairman Gabriele Galateri di Genola and CEO Franco Bernabè will therefore propose to the Board of Directors of Telecom Italia which is due to meet tomorrow, to postpone the approval of the Group's consolidated and separate financial statements at 31.12.2009 (as well as the Shareholders' Meeting scheduled for 12 April, and the update to the 3-Year Plan) until the next board meeting due to take place on 25 March.

As a consequence, the meeting with Analysts, Investors and the Press, called to present the FY 2009 results and an update of the 3-Year Plan, originally scheduled for 26 February will be reconvened following the approval of the consolidated group statements, and replaced by a conference call on 25 February following the board meeting.

The Chairman and the CEO, in the interest of all shareholders and all employees, will take every possible step to protect the value of the Telecom Italia Group.

*******

The conference call will be held on Thursday 25 February 2010, at 5:30 pm (Italian time).

To partecipate in the conference please call the following numbers:

Analists and Investors: + 39 06 33485042
or alternatively + 39 06 33486868

Journalists: + 39 06 33168

For further information please visit www. telecomItalia.it/25febb2010

 Telecom Italia

Press Office

+39 06 3688 2610

www.telecomitalia.it/media

 Telecom Italia

Investor Relations

+39 06 3688 3113

www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2009-2011 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 24th, 2010

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager